

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Eric Israel
General Counsel
Keypath Education International, Inc.
1933 N. Meacham Rd., Suite 310
Schaumburg, IL 60173

>   **Re: Keypath Education International, Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed April 4, 2024**
>   **File No. 000-56641**

Dear Eric Israel:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed April 4, 2024

Overview, page 1

1.   We note your revisions pursuant to comment 2 and reissue in part. While your response to our comments explains your basis of belief for the claims in question, some of these claims still remain in the registration statement, such as on pages 1, 2, 10, and 31. Please revise to either include the basis of belief contained in your response to comment 2, or remove references to such claims.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 48

2.   We note your response to comment 11 and reissue in part. Please revise to include in the relevant footnote or elsewhere that voting and investment power of AVI Mezz Co LP is jointly held by three natural persons, one of whom is Mr. Hoehn-Saric.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Patrick Kuhn at 202-551-3308 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Alyse A. Sagalchik